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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           JWGENESIS FINANCIAL CORP.
                  (Name Of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   482227105
                     (CUSIP Number of Class of Securities)

                                 JOEL E. MARKS
                   VICE CHAIRMAN AND CHIEF OPERATING OFFICER
                      980 NORTH FEDERAL HIGHWAY, SUITE 310
                           BOCA RATON, FLORIDA  33432
                                 (561) 338-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                              W. RANDY EADDY, ESQ.
                            KILPATRICK STOCKTON LLP
                    1100 PEACHTREE STREET, N.E., SUITE 2800
                             ATLANTA, GA 30309-4530
                                 (404) 815-6500

                                JANUARY 12, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                               CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
        TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
             $35,000,010                               $7,000.00
-------------------------------------------------------------------------------

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,166,667 shares of Common Stock at the tender offer price of $30.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:       Not applicable.    Filing party:   Not applicable.
Form or Registration No.:     Not applicable.    Date Filed:     Not applicable.
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  This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4")
relates to the offer by JWGenesis Financial Corp., a Florida corporation (the "Company" or the "Issuer"), to purchase up to 1,166,667 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.001 per share, at a price of $30.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this
Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND ISSUER.

  (a) The name of the issuer is JWGenesis Financial Corp., a Florida corporation, and the address of its principal executive office is 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432.

  (b) The title of the securities that are the subject of the Offer is the Company's common stock, par value $0.001 per share (the "Shares"), and the Offer is for up to 1,166,667 Shares (or such lesser number of Shares as are properly tendered, but also subject to possible increase by the number of Shares purchased from Odd Lot Holders (as defined in Section 1 of the Offer to Purchase) in excess of their pro rata amount in the event of an oversubscription of the Offer) at a price of $30.00 per Share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. As of January 7, 2000, there were issued and outstanding a total of 6,266,095 Shares, and options or other rights to purchase or acquire an aggregate of 1,688,462 additional Shares that are now or will become exercisable prior to 5:00 P.M., Eastern Time, on Friday, February 11, 2000, or such later date to which the Company may extend the Offer. The Company has been advised that each of its directors and executive officers who owns Shares intends to tender Shares pursuant to the Offer using the Formulaic Number approach described in Sections 1 and 10 of the Offer to Purchase, which would result in each such person selling between 14.7% and 18.6% of his Shares.

  (c) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (d) This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.

  (b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  The information set forth in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

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ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
         THE ISSUER'S SECURITIES.

  The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

  (a) The information set forth in "Summary" and Section 9 of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in "Summary" and Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

  (a)  None.

  (b) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 11 of the Offer to Purchase is incorporated herein by reference.

  (d)  None.

  (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)  Offer to Purchase.

  (a)(2)  Letter of Transmittal.

  (a)(3)  Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7)  Form of Summary Advertisement to be published.

  (a)(8)  Draft of Press Release proposed to be issued on January 11, 2000.

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  (b)     Not applicable.

  (c)     Not applicable.

  (d)     Not applicable.

  (e)     Not applicable.

  (f)     Not applicable.


                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 10, 2000       JWGENESIS FINANCIAL CORP.


                              By:/s/ Joel E. Marks
                                 ------------------------------------------
                                  Joel E. Marks
                                  Vice Chairman and Chief Operating Officer

                                       4
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                                 EXHIBIT INDEX


EXHIBIT
Number    DESCRIPTION
-------   -----------

(a)(1)    Offer to Purchase.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Form of Summary Advertisement to be published.
(a)(8)    Draft of Press Release proposed to be issued on January 11, 2000.
(b)       Not applicable.
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.

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